VIA EDGAR AND BY OVERNIGHT
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561
March 26, 2008

Attention:	Mr. James Allegretto

Re:	GameStop Corp. (the “Company” or “GameStop”)
Form 10-K for the Fiscal Year Ended February 3, 2007
Filed April 4, 2007
File No. 1-32637
Dear Mr. Allegretto:
     We are writing in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated January 8, 2008. Attached you will find three tables which present the information requested in your letter and which present the valuation of the acquired inventory in accordance with SFAS 141 paragraph 37(c)(1). The first two tables summarize the detailed information in Table III. Table III presents an analysis of selling/disposal costs for the three fiscal years prior to the acquisition and for the acquired inventory. Please note that we have reviewed that attached information with Yong Kim of the Commission.
     If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 817-424-2130.

Very truly yours,
/s/ Robert A. Lloyd
Robert A. Lloyd
Senior Vice President and Chief Accounting Officer

625 Westport Parkway ♦ Grapevine, TX 76051 ♦ 817-424-2000 ♦ 817-424-2820

GameStop Corp.
Table I: Summary of Valuation of Acquired Inventory

Inventory at estimated selling prices	$458,189,000

Less: disposal costs	111,682,000

Less: reasonable profit allowance for selling effort	33,906,000

Reasonable profit allowance as a percentage of selling costs	30.4%

Fair value of acquired inventory	312,601,000

Recorded value of acquired inventory	311,496,000

Difference	1,105,000

Note: The difference noted above is considered immaterial to the financial results of GameStop for the fiscal year which included the acquisition. See Table III for more details
GameStop Corp.
Table II: Summary of Disposal Costs

Freight costs	8,476,000
Refurbishment costs	1,145,000
Credit card processing fees	3,093,000
Other costs of sale	779,000
Store payroll	37,113,000
Store occupancy costs	25,200,000
Store variable expenses	12,371,000
Other store expenses	1,833,000
Store depreciation	6,644,000
Store management and administration costs	7,239,000
Purchasing and distribution costs	3,207,000
Marketing expenses	4,582,000

111,682,000

GameStop Corp.
Table III: Analysis of Selling / Disposal Costs and Reasonable Profit Allowance for the Selling Effort

	Direct or	Fiscal 2002		Fiscal 2003		Fiscal 2004		Acquired Inventory
	Indirect	$	% of Sales	$	% of Sales	$	% of Sales	$	% of Sales
	(in thousands)
Retail Sales of Video Game Products (Estimated selling price in the case of Acquired Inventory)		1,337,865		1,554,861		1,807,361		458,189

Cost of Inventory Sold / Cost of Acquired Inventory		963,821	72.0%	1,086,479	69.9%	1,257,704	69.6%

Gross Profit		374,044	28.0%	468,382	30.1%	549,657	30.4%

Selling / Disposal Costs included in Cost of Sales:
Freight	Direct	25,221	1.9%	28,201	1.8%	33,854	1.9%	8,476	1.8%
Refurbishment costs	Direct	2,654	0.2%	3,629	0.2%	4,896	0.3%	1,145	0.2%
Credit card and check processing fees	Direct	10,705	0.8%	10,704	0.7%	11,974	0.7%	3,093	0.7%
E-commerce distribution, processing and selling costs	Direct	887	0.1%	2,564	0.2%	3,122	0.2%	779	0.2%

Total selling / disposal costs included in Cost of Sales		39,467	2.9%	45,098	2.9%	53,846	3.0%	13,493	2.9%
Selling / Disposal costs included in Selling General and Administrative costs:
Store payroll	Direct	100,242	7.5%	122,992	7.9%	147,779	8.2%	37,113	8.1%
Store occupancy	Direct	73,182	5.5%	82,523	5.3%	101,245	5.6%	25,200	5.5%
Store variable expenses	Direct	35,266	2.6%	39,876	2.6%	51,039	2.8%	12,371	2.7%
Other store expenses	Direct	5,196	0.4%	6,410	0.4%	7,432	0.4%	1,833	0.4%
Store depreciation	Indirect	17,243	1.3%	20,763	1.3%	26,842	1.5%	6,644	1.5%
Store management and administration costs	Indirect	18,753	1.4%	23,794	1.5%	29,448	1.6%	7,239	1.6%
Purchasing and distribution costs	Indirect	12,057	0.9%	11,727	0.8%	11,659	0.6%	3,207	0.7%
Marketing expenses	Direct	11,714	0.9%	16,971	1.1%	17,168	0.9%	4,582	1.0%

Total selling / disposal costs included in SG&A		273,653	20.5%	325,056	20.9%	392,612	21.7%	98,189	21.4%

Total selling / disposal costs		313,120	23.4%	370,154	23.8%	446,458	24.7%	111,682	24.4%

Reasonable profit allowance for selling effort = Selling costs x gross profit rate		87,543	6.5%	111,504	7.2%	135,777	7.5%	33,906	7.4%

Inventory Value per FAS 141								312,601

Recorded value of acquired inventory								311,496

Difference								1,105

Percentage of pre-tax profit for fiscal 2005 ($159,922)								0.7%
Notes:
Estimates of selling / disposal costs associated with the acquired inventory were based on historical experience of selling costs as a percentage of sales, with greater emphasis on selling costs incurred in fiscal 2003 and fiscal 2004, when the Company’s operations were of a scale closer to that in fiscal 2005 (when the acquisition took place). Each line item above was based on the fiscal 2003 and fiscal 2004 percentage of sales for that line item. The compiled total selling/disposal costs as a percentage of sales was then reviewed for reasonableness compared to the totals for fiscal 2003 and fiscal 2004. The sales amounts for fiscal 2002, 2003 and 2004 included retail sales of video game products only, as these sales were most comparable to the products contained in the acquired inventory. Excluded from sales were revenues derived from magazine subscriptions and retail locations that did not sell video game products.
The Difference in the recorded value of the inventory and the value calculated above per SFAS 141 of $1,105,000 is considered immaterial to GameStop’s income for the fiscal year ended January 28, 2006.

Disposal Costs:
The following selling / disposal costs are included in Cost of Sales:
Freight consists primarily of freight to distribute products from the distribution centers to the retail stores. Freight is considered a direct selling cost.
Refurbishment costs consist of the cost of refurbishing used and defective products prior to re-sale. Many defective products can be fixed and re-sold. Refurbishment costs are considered direct selling costs.
Credit card and check processing fees consist primarily of the costs to third parties to process transactions paid for by credit card or check. These are considered direct selling costs.
E-commerce distribution, processing and selling costs consist of handling charges and fees paid to third parties directly related to sales of products on-line. These are considered direct selling costs.
The following selling / disposal costs are included in Selling, General and Administrative Expenses:
Store payroll costs consist of the salaries and wages paid to store managers, assistant managers and hourly sales associates. These are considered direct selling costs.
Store occupancy costs consist of rent and landlord charges. These are considered direct selling costs.
Store variable expenses consist of items which are directly related to sales and operating the stores in support of sales, such as payroll taxes, supplies and utilities. These are considered direct selling costs.
Other store expenses consist of items such as security, insurance, all of which are considered direct selling costs.
Store depreciation consists of the depreciation of assets in use in each store. This is considered an indirect selling cost.
Store management and administration costs include the costs of non-store based personnel responsible for managing and supporting the operations of the stores. These costs include expenses such as compensation, travel and supplies and are considered indirect selling costs.
Purchasing and distribution costs include the costs of operating purchasing departments and distribution centers. These are considered indirect selling costs.
Marketing expenses include the costs of advertising, in-store marketing programs and related advertising and marketing administration. These are considered direct selling expenses.
Any indirect costs included in selling / disposal costs were included after consideration of, and reliance upon, Statement of Financial Accounting Concepts #6, paragraph 147, which states that many expenses are not related directly to particular revenues but can be related to a period on the basis of transactions or events occurring in that period or by allocation.
Items included in Cost of Sales or Selling, General and Administrative Expenses which are excluded from selling / disposal costs:
The following items included in Cost of Sales are excluded from estimates of selling or disposal costs:
Cost of merchandise sold, which consists of net cost paid to suppliers
Shrinkage, which is considered in deriving the estimated selling price for acquired inventory
Provisions for obsolescence, which is considered in deriving the estimated selling price for acquired inventory
Provisions or credits for defective products, which is considered in deriving the estimated selling price for acquired inventory
Magazine production costs, which are related to the production of Game Informer magazine, which is unrelated to retail inventory
The following items included in Selling, General and Administrative Expenses are excluded from estimates of selling or disposal costs:
General corporate and management overhead, which is not considered a selling cost.
The costs associated with opening and closing stores, which are not considered selling costs.
Discussion of Reasonable Profit Allowance for the Selling Effort:
The reasonable profit allowance percentage that we applied to the estimated selling / disposal costs associated with the acquired inventory was based on our historical gross profit percentages. While information on our gross profit is presented above for the three fiscal years preceding the acquisition, we based the reasonable profit percentage for the selling effort used in valuing the acquired inventory on the gross profit achieved in fiscal 2003 and fiscal 2004 because these periods reflected a scale of operations more comparable to the acquired operations and inventory.